EXHIBIT 99.12

Date: November 8, 2019	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Re: PENGROWTH ENERGY CORPORATION – Notice of Meeting and Record Date - AMENDED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	November 18, 2019
Record Date for Voting (if applicable):	November 18, 2019
Beneficial Ownership Determination Date:	November 18, 2019
Meeting Date:	December 18, 2019
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	70706P104	CA70706P1045
SECURED DEBT	N/A	N/A

Sincerely,
Computershare
Agent for PENGROWTH ENERGY CORPORATION